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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Quantitative Brokers, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

285 Madison Ave, Suite 1700
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Beatrice Derian	(646) 293-1811	bderiane@quantitativebrokers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John Allen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quantitative Brokers, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA B STILES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ST6391462
Qualified in Kings County
My Commission Expires 05-20-2023

Notary Public

Signature:

Title:
COO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AND

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

December 31, 2022

Quantitative Brokers, LLC and Subsidiaries

CONTENTS



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To Members and Board of Directors of Quantitative Brokers, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantitative Brokers, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quantitative Brokers, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quantitative Brokers, LLC's management. Our responsibility is to express an opinion on Quantitative Brokers, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quantitative Brokers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Quantitative Brokers, LLC's auditor since 2013.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 27, 2023

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2022

Assets		
Cash	$	3,200,261
Accounts receivable		1,919,266
Property and equipment, net		197,022
ROU Asset		956,756
Security Deposits		279,018
Prepaid Expenses & Other assets		686,066
Total assets	$	7,238,388
Liabilities and members' equity		
Liabilities		
Current Liabilities		
Accounts payable	$	24,843
Lease liability		609,782
Taxes payable		116,900
Other accrued expenses and liabilities (including payroll liabilities)		2,842,774
Total Current Liabilities		3,594,299
Long Term Liabilities		
Subordinated Borrowings	$	2,500,000
Lease liability		346,973
Total Long Term Liabilities		2,846,973
Total Liabilities		6,441,272
Members' equity		
Members' equity		797,116
Total members' equity		797,116
Total liabilities and members' equity	$	7,238,388

See accompanying notes to financial statements.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of "Quantitative Brokers, LLC" and its wholly owned subsidiaries, "Quantitative Brokers UK Limited" ("QB UK") and "Quantitative Brokers Software India Private Limited" ("QB India") and Quantitative Brokers Australia Pty Ltd. ("QB Australia") and Quantitative Brokers Singapore PTE. Ltd ("QB Singapore"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

Quantitative Brokers, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware. Effective February 25, 2010, the Company was registered with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). On December 1, 2014, Quantitative Brokers LLC became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The principal operations of the Company are located in New York City. The Company conducts business as an Introducing Broker ("IB"). The Company does not clear any transactions nor accept any money or property to margin or secure any trades or contracts that result or may result there from. The Company conducts algorithmic trade execution for the accounts of institutional customers who are involved in fixed income and commodity futures, as well as US and European government securities transactions. The Company's customers are located primarily in North America, the United Kingdom, Europe and Asia Pacific. The Company is majority owned by Deutsche Boerse Systems Inc.

Quantitative Brokers UK Limited, is based in the United Kingdom as a Sales/support office for non-US clients.

Quantitative Brokers Software India Private Limited, is based in India as a Development office.

Quantitative Brokers Australia Pty Ltd, is based in Australia as a Sales/support office for non-US clients.

Quantitative Brokers Singapore PTE. Ltd is based in Singapore as a Sales/support office for non-US clients but doesn't have any activity yet.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Income Taxes

The Company does not record a provision for Federal and State income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for Federal and State income tax purposes.

The Company records a provision for New York City Unincorporated Business Tax. The financial statements include a provision of approximately $17,000 for 2022.

The Company's wholly owned subsidiaries are subject to local corporate income tax. A total provision of approximately $163,000 is reflected on the Consolidated Statement of Operations.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2022. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2019.

Revenue Recognition

Revenue from contracts with customers is composed of execution services. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in reimbursed expenses.

The Company sometimes receives amounts in advance of the execution services. At December 31, 2022, there was an advance of $250,000 to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies (continued)

Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than \$45,000 or $6^{2/3}$ % of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined.

The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. Because the Company has greater than \$1,000,000 in adjusted net capital, under these provisions, the Company is required to maintain minimum net capital as defined of the higher of \$45,000 or the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

At December 31, 2022, the Company had a net capital requirement of approximately \$160,000 and the Company's adjusted net capital under SEA Rule 15c3-1 and Regulation 1.17 was approximately \$1,380,000, which exceeded the requirement by approximately \$1,220,000.

Quantitative Brokers, LLC's consolidated subsidiary, QB UK, has total assets of \$1,451,000 and member's equity of \$927,000. Assets after consolidation are \$297,000 (total assets of QB UK less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB India, has total assets of \$716,000 and member's equity of \$484,000. Assets after consolidation are \$226,000 (total assets of QB India less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB Australia, has total assets of \$611,000 and member's equity of \$478,000. Assets after consolidation are \$92,000 (total assets of QB Australia less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB Singapore doesn't have any activity yet.

The accounts of Quantitative Brokers, LLC's consolidated subsidiaries are not included in Quantitative Brokers, LLC's computation of net capital as the assets of the consolidated subsidiaries are not readily available for protection of Quantitative Brokers, LLC's counterparties and other creditors, and the liabilities of the consolidated subsidiary are not guaranteed by Quantitative Brokers, LLC.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Operating Leases

Right of Use Assets

Operating lease right of use assets are stated at cost less accumulated depreciation, amortization and impairment. The Company has one operating lease for offices in the US with an imputed annual interest rate of 5.5%. The terms of the lease are 60 months commencing on July 1, 2019 and ending on June 30, 2024.

The lease requires the company to maintain a security deposit of approximately $227,000.

The Company has an operating lease for offices in London UK with an imputed annual interest rate of 3%. The term of the lease is 15 months commencing on March 1, 2023 and ending on May 31, 2024.

The lease requires the company to maintain a security deposit of approximately $22,000.

The Company has an operating lease for offices in Chennai India with an imputed annual interest rate of 2.93%. The term of the lease is 36 months commencing on May 15, 2020 and ending on May 14, 2023.

The lease requires the company to maintain a security deposit of approximately $12,000.

The Company recorded a right-of-use asset of approximately $957,000 and a corresponding lease liability of approximately $957,000 on the Company's balance sheet.

Short term leases

The Company also leases offices in London UK under a non-cancelable operating lease expiring on February 28, 2023. The lease calls for minimum lease payments based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2022:

Year	Amount
2023	23,874
	$23,874

The lease requires the company to maintain a security deposit of approximately $20,500.

The Company also leases offices in Sydney Australia under a non-cancelable operating lease expiring on June 30, 2023. The lease calls for minimum lease payments based on operating expenses.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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3. Operating Leases (continued)

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2022:

Year	Amount
2023	23,500
	$23,500

The lease requires the company to maintain a security deposit of approximately $7,000.

Total rental expense charged to operations for the year ended December 31, 2022 was approximately $746,500.

4. Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Furniture and equipment at December 31, 2022 consists of following:

Computer Equipment	779,350
Furniture	200,036
Software	901,349
	1,880,736
Less Accumulated Depreciation	-1,683,714
	197,022

Depreciation expense for the year ended December 31, 2022 was approximately $236,000.

5. Commitments, Contingencies and Guarantees

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

The Company has issued no guarantees effective at December 31, 2022 or during the year then ended.

6. Off balance sheet risk and concentration of credit

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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7. 401(k) Plan

The Company provides a qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. The Company recorded voluntary contributions for 2022 of approximately $170,000.

8. Subordinated Borrowings

On April 22, 2022, the Company entered into a subordinated loan agreement with its Member Deutsche Boerse Systems Inc in the amount of $2,500,000 bearing interest at 6.5% per annum. This agreement is recorded as subordinated borrowings on the statement of financial condition. Interest is paid annually with the principal amount due at maturity on April 22, 2025.

FINRA has approved the Company's subordinated borrowing. Pursuant to this approval, the amount is allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

There were no other changes to subordinated loans in 2022.

9. Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. On January 11, 2023 the Company entered into a new subordinated loan agreement with its Member Deutsche Boerse Systems Inc in the amount of $5,000,000 bearing interest at 10% per annum. The accrued interest payable on this loan will be considered as additional subordinated capital for purposes of computing net capital. No other events which took place would have a material impact on the Company's financial statements.